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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
                         SWISHER INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   870811 30 4
          -----------------------------------------------------
                                 (CUSIP Number)


                               Harold O. Miller
               400 South Tamiami Trail, Suite 250, Venice, Florida
                                 (941) 484-8442
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 3, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  870811  30  4                          PAGE  2   OF  3  PAGES
          ----------------                            -----    -----
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1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ARMAND INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                (a) [ ]
                                                                    (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

         wk
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            BAHAMAS
--------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     | 7  |     480,000  Shares
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      | 8  |
  REPORTING   |-----------------------------------------------------------------
   PERSON     |    |     SOLE DISPOSITIVE POWER
    WITH      | 9  |     480,000 Shares
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              | 10 |
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          480,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    SCHEDULE 13D

CUSIP No.  870811  30  4                          PAGE  3  OF    3  PAGES
          ----------------                            -----    -----
--------------------------------------------------------------------------------

Item 1:  SECURITY AND ISSUER

     This report relates to the Common Stock of Swisher International, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 6849 Fairview Road, Charlotte, North Carolina 28210.

Item 2:  IDENTITY AND BACKGROUND

     This report is filed by Armand Investment Corporation, a Bahamian Corporation ("Armand"). The address for Armand is 400 South Tamiami Trail, Venice, Florida. Armand was formed to acquire and own certain assets, including the shares covered by this report. Armand has not been (i) convicted in a proceeding described in Item 2(d) of Schedule 13D or (ii) a party to a proceeding described in Item 2(e) of Schedule 13D.

Item 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Armand acquired the shares described in Item 5 below (the "Shares") in exchange for a private annuity. The Shares were valued at $6.00 per share for purposes of the transaction. Armand funded acquisition of the private annuity out of its working capital.

Item 4:  PURPOSE OF TRANSACTION

     Armand acquired the Shares for investment purposes from Patrick L. Swisher as part of an estate and tax planning program for Mr. Swisher. Armand has no plans or proposals relating to any of the transactions or events described in Item 4, paragraphs (a) through (j) of Schedule 13D.

Item 5:  INTEREST IN SECURITIES OF THE ISSUER

     Armand beneficially owns, and has the power to vote and direct the disposition of, the Shares. The Shares were transferred to Armand by Mr. Swisher in connection with an estate and tax planning program, and Mr. Swisher may be deemed to be an indirect beneficial owner of the Shares. The Shares represent approximately 25% of the Company's issued and outstanding Common Stock. Armand has not engaged in any other transactions in the Company's securities.

Item 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES ISSUER.

     No arrangements of the type described in Item 6 of Schedule 13D exist.

Item 7:  MATERIAL TO BE FILED AS EXHIBITS

     None

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement 13-D is true, correct and complete.

                                           ARMAND INVESTMENT CORPORATION

                                           By:   /S/  HAROLD O. MILLER
                                              ----------------------------------
October 9, 1996                                  Harold O. Miller
-----------------------
Date